UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Resignation of Director

Liming Xu (“Mr. Xu”) resigned from Golden Sun Technology Group Limited (the “Company”) as a director of the Company, effective on September 23, 2026. Mr. Xu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Director

To fill the vacancy created by the resignation of Mr. Xu, on September 23, 2026, the board of directors of the Company (the “Board”) appointed Bekazela Matshazi (“Ms. Matshazi”) to serve as a director of the Company, effective September 23, 2026.

The Board has determined that Ms. Matshazi qualifies as a director of the Company.

Ms. Matshazi has been serving as the Company’s Co-Chief Executive Officer since September 2026 and as Chief Technology & Innovation Officer of Homeboss AI since April 2025. Prior to that, she served as the Technology & Innovation Director at Shenzhen Kstar New Energy Co., Ltd. from October 2023 to April 2025. Ms. Matshazi served as a Materials Scientist at Shanghai Kaizhong Material Technology Co., Ltd. from October 2021 to September 2023. Ms. Bekazela Matshazi received a Master’s Degree in Materials Science and Engineering from Wuhan Textile University in June 2025 and a Bachelor’s Degree in Textile Technology from National University of Science and Technology, Zimbabwe in November 2018.

Ms. Matshazi does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Technology Group Limited

Date: October 20, 2026	By:	/s/ Xueyuan Weng
Xueyuan Weng
Co-Chief Executive Officer

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